UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anderson LeNeave

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 Fairview Road, Suite 625

(No. and Street)

Charlotte   NC   28210

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg LeNeave   704-552-9212

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert, LLC

(Name – *if individual, state last, first, middle name*)

1111 Metropolitan Ave. , Suite 900   Charlotte   NC   28204

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Gregory M. LeNeave, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anderson LeNeave, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOSEPH KYLE CUNNINGHAM
NOTARY PUBLIC
Rutherford County, North Carolina
My Commission Expires Oct. 30, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSON LENEAVE & CO.

Financial Statements
and
Accompanying Information
As of
December 31, 2018 and 2017

ANDERSON LENEAVE & CO.

Contents

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Anderson LeNeave & Co.
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Anderson LeNeave & Co. (the "Company") as of December 31, 2018 and 2017 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, in conformity with generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Cherry Bekaert LLP

We have served as the Company's auditor since 2010.
Raleigh, North Carolina
February 19, 2019

ANDERSON LENEAVE & CO.

Statements of Financial Condition

Assets

	December 31, 2018	December 31, 2017
Cash and cash equivalents	$ 184,276	$ 184,037
Prepaid expenses and other assets	6,681	6,726
Total assets	$ 190,957	$ 190,763

Stockholders' Equity

Common stock, no par value, 100,000 shares authorized, 10,000 shares issued and outstanding	81,066	81,066
Retained earnings	109,891	109,697
Total stockholders' equity	$ 190,957	$ 190,763

The accompanying notes are an integral part of these statements

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2018 and 2017

Note 1 - Nature of operations

Anderson LeNeave & Co. (the "Company"), a North Carolina corporation, is a full-service investment banking firm providing corporate finance services, including merger and acquisition advisory services and private financing placement and advisory services to middle market companies. The Company has elected to be registered as a broker-dealer, is a member of the Financial Industry Regulatory Authority (FINRA) and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as applicable to brokers and dealers in securities.

Note 2 - Summary of significant accounting policies

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

Trade accounts receivable are stated net of an allowance for doubtful accounts. Credit is extended to customers after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written-off when, in the opinion of management, such receivables are deemed to be uncollectible. No bad debt expense was incurred in 2018 and 2017. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. The Company did not have outstanding accounts receivable as of December 31, 2018 and 2017.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2018 and 2017

Note 2 - Summary of significant accounting policies (continued)

Fee Revenue

The Company provides advisory services on mergers and acquisitions (M&A) and private financing placement-related advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2018, all amounts were immaterial.

Other revenues relate primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with the agreed-upon terms.

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company evaluated the new revenue recognition accounting standard and determined that the accounting standard did not require a change in the Company's revenue recognition practices. As a result, the Company was not required to record an accounting transition adjustment as of January 1, 2018.

Advertising

Advertising costs are expensed as incurred.

Income taxes

The Company has elected to be treated as an S Corporation for state and federal income tax purposes. As such, substantially all income of the Company is reported by the stockholder on his individual income tax returns. Accordingly, no provision for income taxes has been included in the accompanying financial statements. Management has evaluated the tax positions of the Company and it is the opinion of management that there are no uncertain tax positions that would be material to these financial statements. The Company did not incur any federal income tax expense in 2018 or 2017.

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2018 and 2017

Note 2 - Summary of significant accounting policies (continued)

New Accounting Pronouncements

In February 2016 the FASB issued ASU 2016-02, "Leases (Topic 842)". This new accounting guidance is intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, airplanes, and manufacturing equipment. The ASU will require organizations that lease assets referred to as "Lessees" to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the financial statements. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than twelve months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP which requires only capital leases to be recognized on the balance sheet the new ASU will require both types of leases (i.e., operating and capital) to be recognized on the balance sheet. The FASB lessee accounting model will continue to account for both types of leases. The capital lease will be accounted for in substantially the same manner as capital leases are accounted for under existing GAAP. For operating leases there will have to be the recognition of a lease liability and a lease asset for all such leases greater than one year in term. The leasing standard will be effective for calendar year-end public companies beginning after December 15, 2018. Public companies will be required to adopt the new leasing standard for fiscal years beginning after December 15, 2018. Early adoption is permitted for all companies and organizations. The Company is evaluating the impact that this new leasing ASU will have on its financial statements.

Note 3 - Capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The net capital and net capital ratio, which agree with our Focus Report as of December 31, were as follows:

	2018	**2017**
Net capital	$184,276	$184,037
Net capital ratio (ratio of indebtedness to capital)	Less than 1%	Less than 1%

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2018 and 2017

Note 4 - Part I, Form X-17a-5:

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 5 - Profit sharing plan

Employees of the Company who are at least 21 years old and have completed one year of service are eligible to participate in the Anderson LeNeave & Co. Profit Sharing Plan (the Plan).

The Plan allows the Company to make discretionary contributions on behalf of eligible employees of up to 20% of each employee's compensation, subject to statutory limitations. The Company made discretionary contributions of zero and $87,179 to the Plan for the years ended December 31, 2018 and 2017, respectively. Participants vest in their portion of employer contributions over a three-year period.

Note 6 – Operating Lease

The Company leases its office space under a 3-year non-cancelable operating lease, which expires October 31, 2019.

Future minimum lease payments at December 31, 2018 are as follows:

Year	Amount
2019	$76,130
Total	$76,130

Note 7 - Concentration of credit risk

The Company places its cash and cash equivalents on deposit with a North Carolina financial institution. The balance at the financial institution is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. From time-to-time, the Company may have balances in excess of the FDIC insured limit.

Note 8 – Subsequent Event

The Company has evaluated subsequent events through February 18, 2019, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued.